August 7, 2012

Karl Hiller, Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             KODIAK OIL & GAS CORP.
Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No.:  1-32920

Dear Mr. Hiller,

This letter sets forth the responses of Kodiak Oil & Gas Corp. (the “Company”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 25, 2012 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter. The Company’s response is set forth below the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 2—Basis of Presentation and Significant Accounting Policies, page 77

Wells in Progress, page 80

We note your disclosure stating that amounts capitalized for wells in progress are “withheld from the depletion calculation and the ceiling test” until the wells are completed and production commences. The policy you describe is contrary to Rule 4-10(c)(4) of Regulation S-X, as it pertains to application of the ceiling test. It is also not consistent with the ceiling test you describe under the heading for Impairment of Proved Oil and Gas Properties on page 80. Please revise your accounting and disclosure as necessary to comply with this guidance. The caption for your ceiling test policy disclosure should be revised to clarify that the policy also applies to costs of unproved properties.  As for the depletion calculation, we would like to understand the extent to which these amounts relate to either proved or unproved properties, and if any portion relates to proved properties you should describe the related major development projects so that we may understand how your policy is consistent with Rule 4-10(c)(3)(ii) of Regulation S-X.

Response.

We hereby confirm that our accounting treatment is in accordance with Rule 4-10(c)(4) of Regulation S-X, whereby we include wells in progress in the calculation of the ceiling test.  In addition, we include the costs of proved properties for wells, whether classified as wells in progress or producing, in the depletion calculation.  These costs include both incurred and future development costs.  Costs related to unproved properties are withheld from the amortization base, and therefore are not included in our depletion calculation.  Accordingly, no revision to our accounting is necessary.  In our recently filed quarterly report on Form 10-Q for the quarter ended June 30, 2012 (“Form 10-Q”), we clarified the applicable description of our accounting policy to be clear on the foregoing, and we will continue to do so in our future filings.  Following is the revised disclosure we included in our recently filed Form 10-Q, which disclosure will also be included in future filings.  The revisions made are shown in the marked text set forth below:

Wells in Progress

Wells in progress represent the costs associated with wells that have not reached total depth or been completed as of period end. ~~They are classified as wells in progress and withheld from the depletion calculation and the ceiling test. The costs for these~~These costs are related to wells that are classified as both proved and unproved. Costs related to wells that are classified as proved are included in the depletion base.  Costs associated with wells that are classified as unproved are excluded from the depletion base.  The costs for unproved wells are then transferred to proved property when ~~the wells are completed and first production commences~~proved reserves are determined. The costs then become subject to depletion ~~and the ceiling test calculation in future periods.~~

In addition, in our recently filed Form 10-Q, we changed the heading of our impairment policy disclosure to read “Impairment of Oil and Gas Properties,” and we will continue to include such heading in our future filings.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ JAMES P. HENDERSON
James P. Henderson
Chief Financial Officer